03015903

SEC 9/28/03

UF 4-25-03

Rec'd 3/18/03

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 18 2003 DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51101

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Traderight Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2424 Federal Highway, Suite #350
(No. and Street)

Boca Raton	Florida	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Evangelista (561) 338-0607
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.
(Name – *if individual, state last, first, middle name*)

20283 State Road 7	Boca Raton	Florida	33498
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Evangelista, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Traderight Corp., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen Z. Fischer
Commission #DD157726
Expires: Nov 17, 2006
Bonded Thru
Atlantic Bonding Co., Inc.

Signature

Vice-President

Title

Known personally to me

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Traderight Corp.
(D/B/A Traderight Securities)

Financial Statements

December 31, 2002 and 2001

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Independent Auditors' Report

To the Board of Directors of:
Traderight Corp.
(d/b/a Traderight Securities)

We have audited the accompanying statements of financial condition of Traderight Corp. (d/b/a Traderight Securities) as of December 31, 2002 and 2001 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Traderight Corp. (d/b/a Traderight Securities) at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Supplementary Note is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in the all material respects in relation to the basic financial statements taken as a whole.

Salberg & Company P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 21, 2003

20283 State Road 7, Suite 300 • Boca Raton, FL 33498
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

Traderight Corp.
(d/b/a Traderight Securities)

Contents

Traderight Corp.
(d/b/a Traderight Securities)
Statements of Financial Condition
December 31, 2002 and 2001

Assets

		2002		2001
Current Assets				
Cash	$	36,973	$	150,515
Receivables from clearing organization		-		4,393,105
Officer loans		10,108		11,408
Marketable securities owned, at market value		72,000		-
Prepaid expenses		270		9,668
Deposits		7,504		-
Deposits with clearing organization and others (cash of $250,523 and $9,436 and Treasury-Bills of $0 and $232,895, respectively)		250,523		242,331
JBO investment in clearing organization, at cost		-		10,000
Total Current Assets		377,378		4,817,027
Other Assets				
Investment in limited liability company, equity method		237,508		-
Investment in equipment, held for sale		66,500		-
Notes receivable and due from Parent, net		243,000		-
Total Other Assets		547,008		-
Total Assets	$	**924,386**	$	**4,817,027**

Liabilities and Stockholder's Equity

		2002		2001
Current Liabilities				
Accounts payable	$	20,251	$	10,567
Accrued expenses		42,873		49,332
Accrued payroll		14,748		-
Marketable securities sold, not yet purchased, at market value		-		2,079,000
Total Current Liabilities		77,872		2,138,899
Rental deposit		10,000		-
Total Liabilities		87,872		2,138,899
Stockholders' Equity				
Preferred stock, $0.001 par value, 5,000,000 shares authorized, none issued and outstanding		-		-
Common stock, $0.001 par value, 50,000,000 shares authorized, 5,500,000 and 5,500,000 shares issued and outstanding, respectively		5,500		5,500
Common stock issuable (1,270,000)		1,270		-
Additional paid-in capital		5,703,678		5,057,248
Accumulated deficit		(4,873,934)		(2,384,620)
Total Stockholders' Equity		836,514		2,678,128
Total Liabilities and Stockholders' Equity	$	**924,386**	$	**4,817,027**

See accompanying notes to financial statements.

Traderight Corp.
(d/b/a Traderight Securities)
Statements of Operations
December 31, 2002 and 2001

	2002	2001
Revenues		
Commissions	$ 22,780	$ 871,781
Interest and dividends	13,986	79,242
Rebates on shorts	1,001	7,529
Trading losses, net	(324,824)	(339,904)
Sales commission	69	-
Total Revenues (Losses)	(286,988)	618,648
Operating Expenses		
Bad debt expense	1,000,000	-
Compensation	557,196	225,570
Clearing costs	20,926	465,635
Communications and data processing	40,283	100,512
Depreciation	-	17,549
Equipment leases	2,159	60,896
Occupancy	106,999	54,646
Other expenses	126,063	84,434
Professional fees	369,154	24,436
Total Operating Expenses	2,222,780	1,033,678
Loss from Operations	(2,509,768)	(415,030)
Other Income (Expense)		
Other income	24,639	-
Other expense	(262)	-
Interest expense	(1,431)	(3,600)
Total Other Income (Expense)	22,946	(3,600)
Loss before equity in undistributed earnings (loss)	(2,486,822)	-
Equity in Undistributed Earnings (Loss)		
Equity in loss of investee	(2,492)	-
Total Equity in Undistributed Earnings (Loss)	(2,492)	-
Net Loss	$ (2,489,314)	$ (418,630)
Net Loss per Share – Basic and Diluted	$ (0.40)	$ (0.08)
Weighted Averaged Shares Outstanding – Basic and Diluted	6,234,164	5,500,000

See accompanying notes to financial statements.

Traderight Corp.
(d/b/a Traderight Securities)
Statement of Changes in Stockholders' Equity
December 31, 2002 and 2001

	Preferred Stock		Common Stock		Common Stock Issuable		Additional Paid-In	Accumulated	
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2001	-	$ -	5,500,000	$ 5,500	-	$ -	5,057,248	$ (2,384,620)	$ 2,678,128
Common stock issued for services	-	-	-	-	770,000	770	391,930	-	392,700
Common stock issued in exchange for marketable securities	-	-	-	-	500,000	500	254,500	-	255,000
Net Loss, 2002	-	-	-	-	-	-	-	(2,489,314)	(2,489,314)
Balance, December 31, 2002	**-**	**$ -**	**5,500,000**	**$ 5,500**	**1,270,000**	**$ 1,270**	**5,703,678**	**$ (4,873,934)**	**$ 836,514**

See accompanying notes to financial statements.

Traderight Corp.
(d/b/a Traderight Securities)
Statements of Cash Flows
December 31, 2002 and 2001

	2002	2001
Cash Flows from Operating Activities:		
Net loss	$ (2,489,314)	$ (418,630)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Bad debt expense	1,000,000	-
Common stock issued for services	392,700	-
Unrealized loss	183,000	-
Equity in loss of investee	2,492	-
Depreciation	-	17,549
Occupancy expense	32,000	-
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Receivables from clearing organization	4,393,105	(4,384,342)
Prepaid expenses	9,398	2,410
Increase (decrease) in:		
Accounts payable	9,684	39,681
Accrued expenses	(6,459)	-
Accrued payroll	14,748	-
Securities sold, not yet purchased	(2,079,000)	2,079,000
Net Cash Provided by (Used in) Operating Activities	1,462,354	(2,664,332)
Cash Flows from Investing Activities:		
Proceeds from sale of property and equipment to related party	-	130,000
Purchase of equipment	-	(15,000)
Repayment of loan	-	(120,000)
Officer loan disbursements	(3,074)	(11,408)
Officer loan repayments received	4,374	-
Loans to Parent	(2,000,000)	-
Repayments from Parent	725,000	-
Receipt of JBO stock investment	10,000	-
Disbursement for JBO stock investment	-	(10,000)
Rental deposit	10,000	-
Disbursement for deposits and other assets	(322,196)	(236,921)
Net Cash Used in Investing Activities	(1,575,896)	(263,329)
Cash Flows from Financing Activities:		
Capital contributions	-	2,891,000
S Corporation distributions	-	(65,000)
Net Cash Provided by Financing Activities:	-	2,826,000
Net Decrease in Cash	(113,542)	(101,661)
Cash at Beginning of Year	150,515	252,176
Cash at End of Year	$ **36,973**	$ **150,515**

See accompanying notes to financial statements.

Traderight Corp.
(d/b/a Traderight Securities)
Statements of Cash Flows
December 31, 2002 and 2001

Supplemental Disclosure of Cash Flow Information:

	2002	2001
Cash paid during the year for		
Interest	$ 1,431	$ 3,600

Supplemental Schedule of Non-Cash Investing and Financing Activities:

During 2001, while an S Corporation, the Company sold property and equipment with a book value of $391,944 to an affiliate of the sole stockholder for $130,000 cash. The loss of $261,944 was recorded as a stockholder distribution.

During 2001, the Company transferred NASDAQ stock with a book value of $3,300 held as an investment to its sole stockholder. The $3,300 was recorded as a stockholder distribution.

During 2002, the Company issued 500,000 shares of its common stock in exchange for 300,000 shares of a publicly traded corporation. The shares issued by the Company were valued at $0.51 per share, based on the quoted market value of the public company having a fair value of $255,000. (See Notes 6 and 11)

See accompanying notes to financial statements.

Traderight Corp.
(d/b/a Traderight Securities)
Notes to Financial Statements
December 31, 2002 and 2001

Note 1 Organization and Nature of Business

Traderight Corp. d/b/a Traderight Securities (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company, a wholly-owned subsidiary of Equishare Holdings, LLC (f/k/a Tradeology Securities, LLC) (the "Parent"), was organized under the laws of the State of Florida on December 1, 1997 and is headquartered in Boca Raton, Florida. (See Note 11)

The Company is a fully disclosed introducing NASD broker dealer. The Company focuses primarily on proprietary trading.

Note 2 Summary of Significant Accounting Policies

(A) Basis of Presentation

The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

(B) Use of Estimates

In preparing financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results may differ from these estimates.

(C) Cash

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments and short-term debt securities purchased with original maturities of three months or less to be cash equivalents.

(D) Securities Owned, and Securities Sold, Not Yet Purchased

Security positions are reported at current market values, and unrealized gains or losses resulting from adjusting these securities to the market value are recognized in operations.

(E) Depreciation

Depreciation was provided on a straight-line basis using estimated useful lives of 5 to 10 years. All property and equipment was sold to an affiliate under a sale-leaseback arrangement from January to April 2001. The Company was then sold and the lease was terminated under the terms of the sale agreement. Depreciation expense for 2002 and 2001 was $0 and $17,549, respectively.

(F) Investment Carried under Equity Method

Investments in unconsolidated subsidiaries, jointly owned companies, and other investees in which the Company has a 20% to 50% interest or otherwise exercises significant influence are carried at cost, adjusted for the Company's proportionate share of the undistributed earnings or losses. (See Note 8(B)(i))

(G) Revenue Recognition

Commission revenue is recorded on the settlement date and proprietary trading gains and losses are recorded on a trade-date basis.

(H) Income Taxes

Through April 30, 2001, the Company was classified as an S Corporation under the Internal Revenue Code. Accordingly, in lieu of paying corporate taxes, the stockholder was taxed individually on the corporation's profit or loss. Effective May 1, 2001, the Company's S Corporation election was terminated as a result of its acquisition by the Parent.

Since May 1, 2001, the Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period, which includes the enactment date.

(I) Recent Accounting Pronouncements

Statement No. 141 "Business Combinations" establishes revised standards for accounting for business combinations. Specifically, the statement eliminates the pooling method, provides new guidance for recognizing intangible assets arising in a business combination, and calls for disclosure of considerably more information about a business combination. This statement is effective for business combinations initiated on or after July 1, 2001. The adoption of this pronouncement on July 1, 2001 did not have a material effect on the Company's financial position, results of operations or liquidity.

Statement No. 142 "Goodwill and Other Intangible Assets" provides new guidance concerning the accounting for the acquisition of intangibles, except those acquired in a business combination, which is subject to SFAS 141, and the manner in which intangibles and goodwill should be accounted for subsequent to their initial recognition. Generally, intangible assets with indefinite lives, and goodwill, are no longer amortized; they are carried at lower of cost or market and subject to annual impairment evaluation, or interim impairment evaluation if an interim triggering event occurs, using a new fair market value method. Intangible assets with finite lives are amortized over those lives, with no stipulated maximum, and an impairment

test is performed only when a triggering event occurs. This statement is effective for all fiscal years beginning after December 15, 2001. The implementation of SFAS 142 on January 1, 2002 did not have a material effect on the Company's financial position, results of operations or liquidity.

Statement No. 143, "Accounting for Asset Retirement Obligations," requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 is not expected to have a material impact on the Company's financial statements.

Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" supercedes Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). Though it retains the basic requirements of SFAS 121 regarding when and how to measure an impairment loss, SFAS 144 provides additional implementation guidance. SFAS 144 excludes goodwill and intangibles not being amortized among other exclusions. SFAS 144 also supercedes the provisions of APB 30, "Reporting the Results of Operations," pertaining to discontinued operations. Separate reporting of a discontinued operation is still required, but SFAS 144 expands the presentation to include a component of an entity, rather than strictly a business segment as defined in SFAS 131, Disclosures about Segments of an Enterprise and Related Information. SFAS 144 also eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. This statement is effective for all fiscal years beginning after December 15, 2001. The implementation of SFAS 144 on January 1, 2002 did not have a material effect on the Company's financial position, results of operations or liquidity.

Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," ("SFAS 145") updates, clarifies, and simplifies existing accounting pronouncements. Statement No. 145 rescinds Statement 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Opinion 30 will now be used to classify those gains and losses. Statement 64 amended Statement 4, and is no longer necessary because Statement 4 has been rescinded. Statement 44 was issued to establish accounting requirements for the effects of transition to the provisions of the motor Carrier Act of 1980. Because the transition has been completed, Statement 44 is no longer necessary. Statement 145 amends Statement 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This amendment is consistent with FASB's goal requiring similar accounting treatment for transactions that have similar economic effects. This statement is effective for fiscal years beginning after May 15, 2002. The adoption of SFAS 145 is not expected to have a material impact on the Company's financial position, results of operations or liquidity.

Statement No. 146, "Accounting for Exit or Disposal Activities" ("SFAS 146") addresses the recognition, measurement, and reporting of cost that are associated with exit and disposal activities that are currently accounted for pursuant to the guidelines set forth in EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to exit an Activity (including Certain Cost Incurred in a Restructuring)," cost related to terminating a contract that is not a capital lease and one-time benefit arrangements received by employees who are involuntarily terminated – nullifying the guidance under EITF 94-3. Under SFAS 146, the cost associated with an exit or disposal activity is recognized in the periods in which it is incurred rather than at the date the Company committed to the exit plan. This statement is effective for exit or disposal activities initiated after December 31, 2002 with earlier application encouraged. The adoption of SFAS 146 is not expected to have a material impact on the Company's financial position, results of operations or liquidity.

Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure", amends FASB Statement No. 123, "Accounting for Stock-Based Compensation." In response to a growing number of companies announcing plans to record expenses for the fair value of stock options, Statement 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, Statement 148 amends the disclosure requirements of Statement 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The Statement also improves the timeliness of those disclosures by requiring that this information be included in interim as well as annual financial statements. In the past, companies were required to make pro forma disclosures only in annual financial statements. The transition guidance and annual disclosure provisions of Statement 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company adopted the disclosure provisions of Statement 148 for the year ended December 31, 2002, but will continue to use the method under APB 25 in accounting for stock options. The adoption of the disclosure provisions of Statement 148 did not have a material impact on the Company's financial position, results of operations or liquidity.

Note 3 Notes Receivable and Due from Parent

(A) Notes Receivable

During 2002, the Company extended three separate, interest free, unsecured loans to its Parent aggregating $275,000. Beginning in August 2002 and under the terms of this arrangement, the notes receivable will be repaid with a direct charge to the statement of operations for rent expense totaling $8,000 per month. In accordance with the terms of the Company's lease for office space and related incidentals, $8,000 represents the total due to the Parent each month for these expenses. As of December 31, 2002, the remaining balance on these notes was $243,000.

(B) Due from Parent

During 2002, the Company extended a $2,000,000 interest free, unsecured loan to its Parent. At December 31, 2002, $1,000,000 remains outstanding and is due to be repaid on January 31, 2004 in one lump sum payment. The loan was documented under a promissory note subsequent to December 31, 2002 year end in February 2003 and is non-interest bearing. Under the terms of the promissory note, the repayment may be in the form of cash or stock of a publicly traded company. Management has elected to reserve the entire $1,000,000 since the Parent does not have any liquid assets that could be used to repay this loan. As a result, collectability is not reasonably assured. As of December 31, 2002, the Company recorded a bad debt expense of $1,000,000. Due from the Parent at December 31, 2002 is as follows:

Due from Parent	$	1,000,000
Allowance for doubtful accounts		(1,000,000)
	$	-

Note 4 Receivable from Clearing Organization

Amounts receivable are from one clearing organization and consist of the following at December 31, 2002 and 2001:

		2002		2001
Proprietary trading account cash balance	$	-	$	4,258,690
Commissions and interest receivable		-		134,415
	$	-	$	4,393,105

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 5 Officer Loans

During 2002 and 2001, the Company had outstanding loans receivable aggregating $10,108 and $11,408, respectively, from the president and vice president (see Notes 15 and 17). The loans are non-interest bearing, unsecured, and due on demand.

Note 6 Marketable Securities Owned, at Market Value

Securities owned consist of trading securities at market value at December 31, 2002 and 2001 as follows:

		2002		2001
Corporate Stock:				
Cost basis	$	255,000	$	-
Unrealized loss		(183,000)		-
Fair value	$	72,000	$	-

In June 2002, the Company issued 500,000 shares of its common stock in exchange for 300,000 shares of a publicly traded corporation. The 300,000 shares received, which are recorded, as marketable securities owned, at market value, were valued at the $0.85 per share quoted market price of the public company shares on the exchange date. Since that value was more determinable than the value of the Company's shares, resulting in a fair value of $255,000. (See Note 11)

Note 7 Trading Gains (Losses)

Trading gains (losses) consist of the following for the years ended December 31, 2002 and 2001:

	2002	2001
Trading losses	$ (141,824)	$ (351,300)
Unrealized gains (losses)	(183,000)	11,396
	$ (324,824)	$ (339,904)

Note 8 Other Assets

During 2002, the Company was involved with two separate investment transactions:

(i) The Company purchased a 24% equity interest in ECATS Development at Vantage Point, LLC (the "investee"). The investee is in the business of real estate development. Under the equity method, the Company initially records its investment in the stock of the investee at cost, and adjusts the carrying amount of the investment to recognize its proportionate share of earnings or losses of the investee after the date of acquisition (see Note 2(F)). Unaudited summarized financial information of the investee at December 31, 2002 was as follows:

2002	Investee
Current assets	$ 327,678
Liabilities	$ -
Stockholders' deficiency	$ 327,678
Sales	$ -
Net loss	$ 10,384
Equity in loss of investee	$ 2,492

At December 31, 2002, investment in limited liability company, equity method was as follows:

Investment in investee at cost	$ 240,000
Equity in loss of investee at 24%	(2,492)
	$ 237,508

The Stockholders' Agreement provides for payments to the members based on the revenue from each home sale by the investee until the members' initial equity investment is recovered. The total amount of payment per home sale is $4,310 monthly with a minimum of 50% or $2,155 to be paid to the Company per home sale.

After the initial investment is recovered ($240,000 for the Company), all members' share in profits and losses is at their respective member equity percentages.

(ii) In October 2002, the Company purchased telecommunications equipment for $66,500 as an investment, with the intent to resell it at a profit. The Company has committed to an informal plan to sell all of the equipment within the next twelve months and has actively been seeking a buyer.

Note 9 Marketable Securities Sold, Not Yet Purchased

Marketable securities sold, not yet purchased, consist of trading securities at market value at December 31, 2002 and 2001 as follows:

	2002	2001
Corporate stock	$ -	$ 2,079,000

Note 10 Rental Deposit

During 2002, the Company entered into a sublease rental agreement with an unrelated third party. Under the terms of the agreement, the Company will be paid $5,000 per month for 36 months totaling $180,000. The term commences August 1, 2002 and terminates July 31, 2005. Additionally, the company received a $10,000 security deposit that will be held as a liability and applied against any future rent deficiencies. For the year ended December 31, 2002, the company earned $24,709 in rental income, which is included in other income.

Note 11 Stockholders' Equity

During 2001, while operating as an S Corporation, the Company distributed $65,000 in cash and $3,300 in marketable securities to its then sole stockholder and $261,944 net book value of property and equipment to an affiliate of its then sole stockholder. The Company was then purchased by the Parent. (See Note 1)

In February 2002, the Company amended its articles to authorize 5,000,000 preferred shares at $0.001 par value and increase the common authorized shares to 50,000,000 at $0.001 par value. In addition, the Board of Directors authorized an 11,000 for 1 forward stock split in March 2002. The effect of the above changes has been reflected retroactively in the accompanying financial statements for all share and per share data.

In June 2002, the Company issued 400,000 common shares to various employees for services rendered pursuant to an employee benefit plan, 370,000 common shares to an investment banker for consulting services rendered and 500,000 to an OTCBB publicly traded corporation in exchange for 300,000 common shares of that publicly traded corporation. The shares issued for services were valued at $0.51 per share based upon a contemporaneous share exchange transaction with a third party as discussed herein. This value was used to compute the immediate expense of stock issued for services rendered, which aggregated $392,700. The value of the shares issued to the publicly traded corporation were based on the $0.85 per share trading value of the publicly held corporation shares at the exchange date and the 0.60 exchange ratio, resulting in a per share value of $0.51 and an aggregate

value for the 500,000 shares issued of $255,000. The shares issued and shares received were each recorded at the $255,000 fair value (see Note 6). As of December 31, 2002 and through the date of the accompanying report, all 2002 stock issuances have yet to be physically issued and are classified as common stock issuable.

Note 12 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2002, the Company had net capital of $198,884, which was $98,884 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.4418 to 1.

At December 31, 2001, the Company had net capital of $2,095,015, which was $1,995,015 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.0286 to 1.

Note 13 Concentrations

The Company is engaged in trading and brokerage activities and clears its transactions through another broker-dealer on a fully disclosed basis. At December 31, 2002 and 2001, the Company maintained cash balances and receivables aggregating $0 and $4,393,105, respectively, and deposits of $250,523 and $234,827, respectively, at that clearing broker-dealer. Such balances represent approximately 13% and 96%, respectively, of the total assets of the Company at December 31, 2002 and 2001 and are not federally insured.

During 2002, 100% of the Company's revenue was derived from proprietary trading.

During 2001, approximately 99% of the Company's revenue was derived from proprietary trading and customer accounts held by the Parent.

The Company maintains cash in bank deposit accounts, which at times, exceed federally insured limits. At December 31, 2002 and 2001, the Company had $0 and $34,428, respectively, in bank deposits, which exceeded federally insured limits.

Note 14 Contingencies - Legal Matters

The Company is subject to certain claims as follows:

In July 2001, the Company was notified of a claim for $99,750 relating to payment on certain equipment leases to a leasing company controlled by the former sole stockholder of the Company. The Company responded to this claim noting that under the Purchase and Sale Agreement between the seller of Traderight Corp. and the purchaser, the Parent, all lease obligations were to be assumed by the seller. Through the date of the accompanying audit report, no formal legal action has been initiated by the plaintiff on this claim.

In January 2002, the Company was notified that it was liable under a telephone system lease for $49,967. The Company believes that this lease should have been assumed by the seller of Traderight Corp. pursuant to the terms of the Purchase and Sale Agreement discussed above. However, while terms of the telephone lease agreement relating to transferability are being reviewed by management, the Company has accrued a contingent liability of $42,878, which equals the $49,967 claim, less a deposit of $7,094 provided to that lessor in a prior period. On January 22, 2003, the Company received a summons, which reiterated the initial filed complaint regarding the lease (see Note 17). As of December 31, 2002 and through the date of the accompanying audit report, there has been no resolution to this matter.

Note 15 Related Party Transactions

During 2001, while an S Corporation, the Company sold property and equipment with a book value of $391,944 to an affiliate of the sole stockholder for $130,000 cash. The loss of $261,944 was recorded as a stockholder distribution.

The Company uses office space of its Parent and paid $5,000 to the Parent in 2001 for its usage.

During 2002 and 2001, the Company had outstanding loans aggregating $10,108 and $11,408, respectively, due from its president and vice president (see Note 5). On January 31, 2003, the Company's president repaid $7,000. (See Note 17)

Note 16 Income Taxes

There was no income tax from January 1, 2001 through April 30, 2001 since the S Corporation losses were passed through to the sole stockholder.

There was no income tax expense for the period from May 1, 2001 through December 31, 2001 (C Corporation tax status) and in 2002 due to the Company's net losses.

The Company's tax expense (benefit) differs from the "expected" tax expense (benefit) for the years ended December 31, 2002 and 2001 (computed by applying the Federal Corporate tax rate of 34% to loss before taxes), as follows:

	2002	2001
Computed "expected" tax expense (benefit)	$ (846,367)	$ (98,564)
Stock based compensation	69,360	-
Change in valuation allowance	777,007	98,564
	$ -	$ -

The effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities at December 31, 2002 and 2001 are as follows:

	2002	2001
Deferred tax assets:		
Net operating loss carryforward	$ 810,327	$ 33,320
Total gross deferred tax assets	810,327	33,320
Less valuation allowance	(810,327)	(33,320)
Net deferred tax assets	$ -	$ -

The Company has a net operating loss carryforward of approximately $2,575,000 available to offset future taxable income through 2022, which has accumulated since May 1, 2001, the first day of the Company's existence as a C Corporation after the S Corporation termination. The valuation allowance at December 31, 2001 was $33,320. The increase in the valuation allowance in 2002 was $777,007.

Note 17 Subsequent Events

On January 22, 2003, the Company received a summons with regard to a previously filed complaint. (See Note 14)

On January 31, 2003, the Company received $7,000 as repayment for outstanding officer loans. (See Note 15)

On February 7, 2003, the Company purchased 76,008 shares for $25,000 of a publicly traded company to be held for investment purposes. The Company paid $20,000 and has a balance due of $5,000.

On February 10, 2003, the Company obtained a $50,000 bridge loan from its Parent under a promissory note. The loan is unsecured, non-interest bearing, and scheduled to be repaid on February 25, 2003.

On February 12, 2003, the Company loaned $25,500 to its Parent under a promissory note. The loan is unsecured, non-interest bearing, and due on demand. The loan is scheduled to be repaid on May 13, 2003.

On February 14, 2003, the Company obtained a $7,485 loan from its Parent under a promissory note to cover short term working capital needs. The loan is unsecured, non-interest bearing and is scheduled to be repaid on February 21, 2003.

Supplemental Information

Traderight Corp.
(d/b/a Traderight Securities)

Schedule I

Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2002

Net Capital Computation		
Total Stockholders' Equity	$	836,514
Deduction and/or Charges:		
Non-allowable Assets		
Officer loans		10,108
Marketable securities owned, at market value		72,000
Prepaid expenses		270
Deposits		7,504
Investment in limited liability company, equity method		237,508
Investment in equipment, held for sale		66,500
Notes receivable and due from Parent		243,000
Total Non-Allowable Assets		636,890
Net Capital Before Haircuts		199,624
Haircut on Money Market		740
Net Capital		198,884
Required Minimum Capital		100,000
Excess Net Capital	**$**	**98,884**

Aggregate Indebtedness

Aggregate indebtedness as included in Statement of Financial Condition		
Accounts payable	$	20,251
Accrued expenses		42,873
Accrued payroll		14,748
Rental deposit		10,000
	$	87,872
Ratio of Aggregate Indebtedness to Net Capital		0.4418 to 1

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2001)

Net Capital, per the December 31, 2002 Unaudited FOCUS Report, as filed	$	209,606
Net Audit Adjustments		(10,722)
Net Capital, per the December 31, 2002 audited report, as filed	$	198,884

Traderight Corp.
(d/b/a Traderight Securities)

Supplementary Note

Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934
December 31, 2002

The Company is exempt from Rule 15c3-3 as no customer funds or securities are held.

Therefore, the following reports are not presented:

A. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

B. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

To the Board of Directors of:
Traderight Corp.
(d/b/a Traderight Securities)

In planning and performing our audit of the financial statements and supplemental schedules of Traderight Corp. (d/b/a/ Traderight Securities) (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives on internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions in conditions or that the effectiveness of their design and operation may deteriorate.

20283 State Road 7, Suite 300 • Boca Raton, FL 33498
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operations of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including internal control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 21, 2003